

April 22, 2013

Via E-mail
Mr. Gregory L. Call
Senior Vice President, General Counsel
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 1300
San Diego, California 92108

      **Re: Encore Capital Group, Inc.**
           **Registration Statement on Form S-4**
           **Filed March 27, 2013**
           **File number 333-187581**
           **and Form 10-K**
           **Filed February13, 2013**
           **File number 0-26489**

           **Asset Acceptance Capital Corp.**
           **Form 10-K**
           **Filed March 7, 2013**
           **File number 0-50552**

Dear Mr. Call:

We have reviewed your Form S-4 and Form 10-K and the Form 10-K of Asset Acceptance Capital Corp. and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

In regard to the Form S-1, please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

In regard to the Form 10-K, please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4

Cover Page

1. In your next amendment, revise to add cover pages, as appropriate, and include the information required by Items including the number of shares being offered. Item 501(b)(2) of Regulation S-K. Additionally, disclose if holders may request and be paid entirely in cash.

Table of Contents, page i

2. Revise to add the Questions and Answers and page numbers.

Questions and Answers About the Merger …
What is the "golden parachute" compensation …, page vii

3. Add a cross-reference to the Table on page 68.

What will happen if stockholders do not approve…, page vii

4. Revise the last sentence to clarify under what conditions the "golden parachutes" may or may not be paid.

Appraisal Rights, page 6

5. Revise to add a Q&A for Appraisal Rights and include specific, detailed instructions on how to perfect those rights.

Termination Fee, page 8

6. Revise to define the terms, "superior proposal", "excluded party", and "excluded party deadline". In addition, disclose if failure to obtain stockholder approval will result in any termination fees.

Material U.S. Federal Income Tax…, page 9

7. Revise to indicate an opinion has been received that the transaction is taxable and add the cross-reference page number.

Litigation Relating to the Merger, page 10

8. Please update this disclosure to the latest date feasible.

Summary Historical and Pro Forma Financial Data
Unaudited Summary Pro Forma Condensed Combined Financial Information, page 16

9.  Please revise to include a description of the pro forma adjustments similar to that provided in your presentation of unaudited pro forma condensed combined financial statement beginning on page 95.

Comparative Per Share Data, page 17

10. Please revise your table on page 18 to differentiate between Asset Acceptance Capital Corp. (AACC) and Encore common stock per share data.

Cautionary Statement…, page 25

11. This appears to be a laundry list of possible problems.  Please consider the need to address these matters as risk factors and otherwise limiting them to a reasonable number.

Background of the Merger, page 32

12. We note the reference to crossed information at the top of page 34 and the projections included later in the filing.  Please confirm supplementally that all crossed information between the two companies has been provided in the filing.

13. We note your disclosure on page 41 that on March 26, 2013, AACC and Company B entered into a confidentiality agreement and Company B was granted access to AACC's electronic data room.  We also note your disclosure on page 8, which states that as of March 27, 2013, one third party has submitted an alternative proposal to AACC.  Please revise your disclosure to address any updates with respect to these communications and to speak to the potential for any termination fee AACC may be required to pay Encore as discussed on page 8.

14. Please revise this section to address the negotiated opportunity for AACC to further pursue an alternative acquirer and give the latest date to which this can extend.  This appears to include at least some of the bullet information beginning towards the bottom of page 43.  Describe the parties referenced in the fourth such bullet and the current intent of AACC to pursue an acquisition by these parties.  We also note the related information on page 82.

Opinion of AACC's Financial Advisor, page 48

15. Pursuant to the plain English guidance, as on the prospectus cover, please revise to eliminate the all caps text at this heading.

General, page 55

16. Please revise to disclose the total amount received by William Blair from AACC in the last two years.

Unaudited Pro Forma Condensed Combined Financial Statements, page 95

17. We note disclosure in footnote A and footnote H to your pro forma financial statements on page 98 that you intend to fund the cash portion of the acquisition in addition to the pay-off of AACC's debt by use of your existing credit facility. Please tell us and revise your filing where necessary to address the following:

- We note disclosure on page F-21 of your Form 10-K for fiscal year ended December 31, 2012 that states that your current revolving credit facility and term loan facility was increased to $595 million on December 6, 2012 and that there is an accordion feature will allow for you to increase your credit facility an additional $180 million. Please confirm this is what you expect to do and tell us whether you have requested and received approval for this increase. Otherwise, tell us how you plan to obtain borrowings in order to fund the acquisition and repayment of outstanding AACC debt.
- We also note borrowing base calculations, restrictions and covenants, and acquisition limits related to this credit facility on page F-21 of your Form 10-K for fiscal year ended December 31, 2012. Please address your proposed compliance with these requirements taking into consideration the expected increase to the credit facility as a result of this acquisition and AACC debt repayment.

18. We note disclosure in footnote B to your pro forma financial statements on page 98, which states that the fair value of the acquired investment in receivable portfolios of AACC includes a $60 million fair value adjustment. Please revise your footnote disclosure to explain, in more detail, the underlying reasons to support this fair value adjustment, including disclosure of the major assumptions used to determine this adjustment in accordance with Rule 11-02(b)(6) of Regulation S-X.

19. We note your disclosure in footnotes C, K and L describing the adjustments made to align AACC's accounting treatment for court costs with that of Encore. Please expand these disclosures to describe both accounting policies with a focus on the specific changes that were made which resulted in these adjustments.

Material United States Federal Income Tax Consequences…, page 101

20. Please revise to reflect that this section is based on an opinion, filed as an exhibit, and identify the firm which provided the opinion.

Exhibits and Financial Statement Schedules, page II-2

21. We note that exhibit 5.1 and 8.1have not been filed.  Please file them with your next amendment so that we can examine them.

22. We note that Asset Acceptance has filed an 8-K that discloses various retention agreements that have been entered into in connection with the merger; however, these agreements have not been filed with the S-4.  Please file all material agreements with your next amendment to the S-4.

Encore Capital Group, Inc., Form 10-K for the year ended December 31, 2012

We are dependent on third parties…, page 14

23. Please supplementally provide us, with a view towards additional disclosure under "Third Party Collection Agencies" (page 5) in future filings, a fairly detailed discussion of this situation. Quantify the receivables collected and the fees paid for each of the last 2 years.

Legal Proceedings, page 26

24. In future filings, quantify the dollar amount of damages sought in each case.

Encore Capital Group, Inc., Proxy Statement

25. We note that you haven't filed your proxy statement for the current year.  Since it is incorporated into the Form 10-K, which is incorporated into the Form S-4, we will need to examine it prior to effectiveness of the Form S-4. Please file it promptly or advise.

Asset Acceptance Capital, 10-K for Year ended December 31, 2012

General

26. We note that portions of the 10-K incorporate information to be included in your proxy statement for your 2013 Annual Meeting.  However, the S-4 states that Asset Acceptance will not have an annual meeting if the merger transaction is completed as contemplated.  In light of this, please amend the 10-K to include the information omitted no later than April 30, 2013.

Item 3. Legal Proceedings

27. We note the disclosure regarding class action lawsuits. Please revise the 10-K to provide the information required by Item 103 of Regulation S-K for any current class action lawsuit to which Asset Acceptance is a party, if any, where the amount in question is material to the company, regardless of your history settling such claims.

In regard to your Form S-1, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

In regard to the Form 10-K, we urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our Form 10-K comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz at 202-551-3484 or Ben Phippen at 202-551-3697 if you have questions regarding comments regarding the financial statements and related matters. Please contact David Lyon at 202-551-3421 or me Michael Clampitt at 202-551-3434 with any other questions.

Sincerely,

/s/ Michael R. Clampitt

Michael Clampitt
Senior Attorney Advisor

By E-mail: Steven B. Stokdyk
steven.stokdyk@lw.com